Mycocycle, Inc.



ANNUAL REPORT

785 Hartford Lane

Bolingbrook, IL 60440

0

www.mycocycle.com

This Annual Report is dated April 30, 2024.

BUSINESS

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Seed funds for research and development
Date: October 12, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Seed Round
Type of security sold: Equity
Final amount sold: $2,200,420,20
Number of Securities Sold: TBD - SAFE financing
Use of proceeds: Research and development, proof of concept facility, scaling team
Date: December 31st, 2022

Name: Seed Round
Type of security sold: Equity
Final amount sold: $150,760.34
Number of Securities Sold: TBD - SAFE financing
Use of proceeds: Research and development, proof of concept facility, scaling team
Date: May 1st, 2023

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Since its inception, the Company has secured funding from its founder, grants, crowdfunding and more recently institutional investors to fund its operations. Mycocycle is currently funding its operations with the funding from its SEED round and the receipt of funds from revenue-producing activities. If the Company cannot secure additional capital, it may cease operations in 2025. Mycocycle has been operating with nominal revenue generation and may be able to continue doing so without any significant changes in operations or influx of capital for another nine-twelve months.

Foreseeable major expenses based on projections:

Major expenses include but are not limited to the following:

-IP strategy

-Partnerships

-Scaling betas

-Lab setup

-Lab facility

Future operational challenges:

Hiring and training new personnel to facilitate inbound orders present the largest challenge organizationally.

Future challenges related to capital resources:

The speed of scaling and testing is directly correlated to access to capital resources. The company is moving into pilot scale and will be required to establish expanded operations to proceed at scale. In doing so the company is seeking funding to hire, iterate R&D, and develop model pilot facilities to meet their customer needs.

Future milestones and events:

Solidifying our pipeline of partnerships and developing testing hubs. Getting outstanding partnerships under contract will positively impact our future financial status by locking in minimum treatment rates, therefore casting a definitive forecast for revenue. Defining a minimum revenue from a client aids in the development of forecasts related to that same/similar type of client set. For instance, if we are developing treatment around a waste stream (like gypsum screenings) that one client handles in CDW at a rate of 1000-1500 tons/day we know we can set a more compete revenue forecast upon this specific treatment protocol alone. (This is a real forecast number that we have used as a base line to set projections.) Establishing treatment hubs helps to regionalize testing and alleviate the burden on one mycologists capacity to grow out and set up testing for new developments. Setting the contracts we hope will place us into a revenue positive position for 2024. Our forecasted growth starting in year 2024, based upon projections and insights provided by customers and industry, are approximately 5X YOY with the intent to treat a minimum tonnage of waste equivalent to 1.5 million tons in 5-10 years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $411,268.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marco A Rodriguez
Amount Owed: $24.872.70
Interest Rate: 8.0%
Maturity Date: January 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joanne Rodriguez

Joanne Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder
Dates of Service: October 12, 2018 - Present

Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

Other business experience in the past three years:

N/A

Name: Colin Litow

Colin Litow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Products and Operations
Dates of Service: November, 2022 - Present
Responsibilities: Primary responsibilities are leading operations of pilot facility, corporate financials, and product discussion with potential partners

Other business experience in the past three years:

Employer: Continuus Materials
Title: Director of Product Management
Dates of Service: August, 2019 - October, 2022
Responsibilities: Product P&L management and product innovation

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Joanne Rodriguez
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 75%

RELATED PARTY TRANSACTIONS

Name of Entity: Marco A Rodriguez
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory note
Material Terms: Owed to: Marco A Rodriguez Amount owed: $60,000.00 Interest rate: 8% Maturity date: January 1, 2026 Material terms: There are no other material terms to this debt

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 540,260 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 594,286 with a total of 307,473 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Simple Agreement for Future Equity issued in consideration for $100,000. There are no voting rights associated with this security. Material Rights include the conversion of the security into capital stock upon the closing a qualified equity financing or sale of the Company.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Mycocycle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our mycoremediation. Delays or cost overruns in the development of our Mycocycle process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. We are an early stage company and have not yet generated any profits Mycocycle, Inc. was formed on October 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycocycle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Any significant disruption in service on Mycocycle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycocycle could harm our reputation and materially negatively impact our financial condition and business. Risk of Recycling Operations THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING

STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. RISK FACTORS The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company. We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products and help them implement sustainability initiatives as part of their marketing objectives. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks. There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2024.

Mycocycle, Inc.

By /s/ *Joanne Rodriguez*

     Name: <u>Mycocycle, Inc.</u>

     Title: CEO/Founder

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Joanne Rodriguez, Principal Executive Officer of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. included in this Report are true and complete in all material respects.

Joanne Rodriguez

CEO/Founder